Exhibit 99.1

St. John's, NL – July 29, 2021

FORTIS INC. RELEASES 2021 SUSTAINABILITY UPDATE AND ANNOUNCES

SUPPORT FOR THE TASK FORCE ON CLIMATE-RELATED

FINANCIAL DISCLOSURES

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) has released its 2021 Sustainability Update.

Highlights:

•	Achieved 15% reduction in Scope 1 emissions in 2020 supporting 75% emissions reduction target by 2035
•	Signed on as a supporter of the Task Force on Climate-Related Financial Disclosures
•	Realized best safety performance in the Corporation's history in 2020
•	Attained gender parity on the Board of Directors

•	Added new key performance indicators, a number of which align with Sustainability Accounting Standards Board standards
•	Reached top quartile reliability performance relative to industry peers

"Fortis continues to execute on its sustainability strategy and deliver cleaner energy to customers," said David Hutchens, President and Chief Executive Officer, Fortis. "We are optimistic about the future and our ability to continue investment in the energy infrastructure needed to address climate change. Our actions and results to date show that we have both the plan and the commitment to ensure Fortis remains a strong, sustainable company for the benefit of all of our stakeholders."

The report includes information on the Corporation's progress to reduce emissions, updated sustainability key performance indicators and an announcement that Fortis is a supporter of the Task Force on Climate-Related Financial Disclosures ("TCFD"). By becoming a TCFD supporter, the Corporation has committed to fully implement the TCFD recommendations, including a climate scenario analysis to assess resiliency of its energy delivery businesses.

The core business of Fortis is to deliver electricity and natural gas to customers. Energy delivery represents 93% of our assets with the remaining assets associated with generation. More than $800 million of capital expenditures in 2020 focused on delivering cleaner energy to customers.

Notably, Fortis achieved a 15% reduction in Scope 1 emissions, equivalent to taking 400,000 vehicles off the road in one year. This reduction was largely due to the closure of the Navajo Coal Generation Facility at Tucson Electric Power ("TEP") in late 2019 and demonstrates progress towards our target to reduce carbon emissions by 75% by 2035 from a 2019 base year. This corporate-wide target builds on our existing low emissions profile, aligns with the goals of the Paris Agreement and exceeds the pace of reduction outlined in the two-degree Celsius pathway.

Fortis plans to achieve this target primarily through delivering on TEP's goal to reduce carbon emissions by exiting coal generation and adding approximately 2,400 megawatts of wind and solar power systems and 1,400 megawatts of energy storage systems. Clean energy initiatives across the Corporation's other utilities will also contribute to achieving this goal. TEP is making steady advances on its energy transition, and in 2021 commissioned the 250-megawatt ("MW") Oso Grande Wind project, and now receives an additional 100-MW of solar power with 30-MW of battery storage. With the addition of these two energy systems, TEP has approximately 1,000-MW of renewable energy on its system and can produce more than 25% of its energy from renewable resources.

The Corporation has also strengthened the linkage between sustainability and executive compensation with the addition of a new performance goal to address carbon reduction and climate change. Additionally, Fortis continues to increase its sustainability disclosures with over 50 new key performance indicators added to this year's update report, including 14 that align with the Sustainability Accounting Standards Board ("SASB") standards. Fortis plans to further align with the SASB standards over time.

"We are guided by leading ESG frameworks in developing our key performance indicators, which provide data related to our operations, employees, governance, policies, community support and our environmental performance," said Nora Duke, Executive Vice President, Sustainability and Chief Human Resource Officer, Fortis. "We will continue to enhance our disclosures under these frameworks along with input received from stakeholders."

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2020 revenue of $8.9 billion and total assets of $56 billion as at March 31, 2021. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information
Fortis includes forward-looking information in this medial release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities.  Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the 2035 carbon emissions reduction target and projected Tucson Electric Power asset mix.

Forward looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overruns; sufficient human resources to deliver service and execute the capital expenditure plan; no significant variability in interest rates; and no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact.  Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward looking information.  These factors should be considered carefully and undue reliance should not be placed on the forward looking information.  For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission.  All forward-looking information herein is given as of the date of this media release.  Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For more information please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 samaimo@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com